

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
142 W. 57th St., 8th Floor
New York, NY

  Re: DarioHealth Corp.
      Registration Statement on Form S-3
      Filed April 1, 2021
      File No. 333-254968

Dear Mr. Raphael:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences